SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
                                      Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
                                  For the month of October 2003
                                          NASPERS LIMITED
(Translation of registrant's name into English)

Naspers Centre

40 Heerengracht
 Cape Town
                                                              SOUTH AFRICA  8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:

EXHIBIT LIST

 Sequential

Exhibit
Description
      Page
Number

*     Naspers appoints three new

      directors dated 23 October 2003

Naspers appoints three new directors

South Africa, 23 October 2003  Naspers Limited (JSE : NPN, NASDAQ : NPSN)
today announced the appointment of three new directors:

• Fred Phaswana

Chairman of BP Southern Africa (Pty) Ltd, a director of Anglo American plc and vice- chairman of the WWF in South Africa and the SA Foundation.

•  Francine-Ann du Plessis

A director of Loubscher Du Plessis Inc, chartered accountants, Stellenbosch, the Industrial Development Corporation of SA Ltd and KWV Ltd.

•  Rachel Jafta

Lecturer in Economics at the University of Stellenbosch, a member of the SA Institute for Race Relations and a trustee of the Helen Suzman Foundation.

According to Ton Vosloo, chairman of the board of Naspers, the appointments fill vacancies that arose with the retirement of Jeff Malherbe and Leepile Taunyane in August this year, while also meeting a requirement for certain expertise. "We look forward to their contributions to our field of reference," he said.

For further information:

Steve Pacak Tel: +27 21 406 3585

Koos Bekker Tel: +27 21 406 3676

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IMPORTANT INFORMATION

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa,
Telephone No: +27 21 406 2121.

About Naspers:

Naspers is a multinational media group with its principal operations in pay-television and internet subscriber platforms, print media, book publishing, private education and technology markets.

The Group's activities are conducted through subsidiaries, joint ventures and associated companies. Naspers's most significant operations are located in South Africa, with other major operations elsewhere in Africa and in Greece, Cyprus, the Netherlands and Asia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:  October 23, 2003
By:  /s/ Stephan J. Z. Pacak

Name:  Stephan J. Z. Pacak
Title:     Director